UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

May 11, 2010

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Crucell NV
(Exact name of registrant as specified in its charter)

P.O. Box 2048 Archimedesweg 4 2333 CN Leiden The Netherlands
(Address of principal executive offices)

000-30962
(Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [ x ]       Form 40-F  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [  ]       No  [ x ]

PRESS RELEASE

Crucell and NIH Announce Start of Malaria Vaccine Trial in Burkina Faso

Leiden, the Netherlands (May 11, 2010) – Dutch biopharmaceutical company Crucell N.V. (NYSE Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) today announced the start of a Phase I clinical study in Burkina Faso of its AdVac®-based malaria vaccine vector. Crucell is developing its malaria vaccine vector in collaboration with the National Institute of Allergy and Infectious Diseases (NIAID), part of the US National Institutes of Health (NIH), the Centre National de Recherche et de Formation sur le Paludisme (CNRFP) in Burkina Faso, and the Noguchi Memorial Institute for Medical Research at the University of Ghana.

The study is a randomized, controlled, double-blinded, dosage-escalation clinical trial evaluating the immunogenicity and safety of the recombinant malaria vaccine vector Ad35-CS in malaria semi-immune, healthy adult volunteers living in Burkina Faso. This is the first study evaluating the safety and immunogenicity of this AdVac®-based malaria vaccine vector candidate in a population residing in a malaria endemic area.

“We are very pleased that the collaboration with NIH enables us to enter into this new trial,” said Dr. Jerald Sadoff, Crucell’s Chief Medical Officer at Crucell. “Using Crucell’s technologies, we are on a joint mission to develop a vaccine against malaria, one of the top three killers in the world, causing close to a million deaths every year, mostly amongst children.”

The study is funded by NIAID/NIH and conducted by Burkinabè researchers at the CNRFP, lead by the director of the CNRFP Dr. Sodiomon B. Sirima, MD, PhD. “The innovative approach in designing this malaria vaccine vector gives us confidence that it could open a new, promising era in the quest for an effective malaria vaccine, which would save the lives of millions of our children.” said Dr. Sirima.

A Phase I clinical study recently completed in the United States demonstrated that the Ad35-CS vector has an acceptable safety and immunogenicity profile in malaria naïve, healthy adult volunteers.

About AdVac® technology

AdVac® technology is a vaccine technology developed by Crucell and is considered to play an important role in the fight against emerging and reemerging infectious diseases, and in biodefense. The technology supports the practice of inserting genetic material from the disease-causing virus or parasite into a 'vehicle' called a vector, which then delivers the immunogenic material directly to the immune system. Most vectors are based on an adenovirus, such as the virus that causes the common cold.

The AdVac® technology is specifically designed to manage the problem of preexisting immunity in humans against the most commonly used recombinant vaccine vector, adenovirus serotype 5 (Ad5), without compromising large-scale production capabilities or the immunogenic properties of Ad5. AdVac® technology is based on adenoviruses that do not regularly occur in the human population, such as Ad26 and Ad35. In contrast to Ad26 and Ad35 antibodies, antibodies to Ad5 are widespread among people of all ages and are known to lower the immune response to Ad5-based vaccines, thereby impairing the efficacy of these vaccines. All vaccine candidates based on AdVac® are produced using Crucell's PER.C6® production technology.

About PER.C6® technology

Crucell's PER.C6® technology is a cell line developed for the large-scale manufacture of biopharmaceutical products including vaccines. The production scale potential of the PER.C6® cell line has been demonstrated in an unprecedented successful bioreactor run of 20,000 liters. Compared to conventional production technologies, the strengths of the PER.C6® technology lie in its excellent safety profile, scalability and productivity under serum-free culture conditions. These characteristics, combined with its ability to support the growth of both human and animal viruses, make PER.C6® technology the biopharmaceutical production technology of choice for Crucell's current and potential pharmaceutical and biotechnology partners.

About Crucell’s malaria vaccine

Crucell is developing a recombinant malaria vaccine, Ad35-CS, based on the company’s AdVac® technology and PER.C6® manufacturing platform. The vaccine candidate is made by inserting the gene for the CSP from the P. falciparum malaria parasite into adenoviral vectors, which act as a 'vehicle' for vaccination delivery. This prime vaccine candidate is currently being tested in a phase I study in partnership with the National Institute of Allergy and Infectious Diseases (NIAID).

About Crucell

Crucell N.V. (NYSE Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a global biopharmaceutical company focused on research development, production and marketing of vaccines, proteins and antibodies that prevent and/or treat infectious diseases. In 2009 alone, Crucell distributed more than 115 million vaccine doses in more than 100 countries around the world, with the fast majority of doses going to developing countries. Crucell is one of the major suppliers of vaccines to UNICEF and the developing world. Crucell was the first manufacturer to launch a fully-liquid pentavalent vaccine called Quinvaxem®. Quinvaxem® protects against five important childhood diseases and over 130 million doses have been sold since its launch in 2006 in more than 50 GAVI countries. Through Quinvaxem® and its innovation, Crucell has become a major partner in protecting children in developing countries. Crucell’s core portfolio also includes a vaccine against hepatitis B and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as an oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several product candidates based on its unique PER.C6® production technology. The Company licenses its PER.C6® technology and other technologies to the biopharmaceutical industry. Important partners and licensees include Johnson & Johnson, DSM Biologics, sanofi-aventis, Novartis, Wyeth, GSK, CSL and Merck & Co. Crucell is headquartered in Leiden, the Netherlands, with subsidiaries in Argentina, China, Italy, Korea, Spain, Sweden, Switzerland, UK and the USA. The

Company employs over 1200 people. For more information, please visit www.crucell.com.

Forward-looking statements

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the US Securities and Exchange Commission on April 7, 2010, in the section entitled ‘Risk Factors’. The Company prepares its financial statements under International Financial Reporting Standards (IFRS).

For further information please contact Crucell:

Oya Yavuz

Vice President Corporate Communications & Investor Relations
Tel. +31 (0)71 519 7064
ir@crucell.com
www.crucell.com

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Crucell NV (Registrant)

May 11, 2010 (Date)	/s/ OYA YAVUZ Oya Yavuz Vice President Corporate Communications and Investor Relations